

August 8, 2018

Cynthia Y. Valko
Chief Executive Officer
Global Indemnity Limited
27 Hospital Road
George Town, Grand Cayman
KY1-9008
Cayman Islands

> **Re: Global Indemnity Limited**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 1, 2018**
> **File No. 333-225758**

Dear Ms. Valko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-3 filed August 1, 2018

Description of the Debt Securities, page 16

1. We note your disclosure on pages 16 and 27 that the debt securities that may be issued by the Company and GIGI, as co-obligors, may be convertible. Please explain how this meets the requirement in Instruction I.C.4 of Form S-3 that the securities being registered are non-convertible securities.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Megan J. Baier, Esq.